SYNALLOY CORPORATION

July 24, 2009

Ms. Tricia Armelin
Staff Accountant
Mail Stop 7010
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:          Synalloy Corporation
Form 10-K for Fiscal year Ended January 3, 2009
Filed March 17, 2009
File No. 0-19687

Dear Ms. Armelin:

This letter addresses our responses to the comments in your follow-up letter dated July 14, 2009 regarding the filings listed above.  As a preliminary matter, please note that we have determined that, as of July 4, 2009, the last day of our most recent second fiscal quarter, our public float, as calculated pursuant to 17 C.F.R. 229.10(f)(1) was less than $50 million. Accordingly, we will be a smaller reporting company pursuant to 17 C.F.R. 229.10(f)(2)(iii), and eligible to use the scaled disclosure available to smaller reporting companies with respect to our 2010 proxy statement and other 1934 Act filings. The additional information you have requested relates to our 2009 Compensation Discussion and Analysis. As a smaller reporting company, we will not be required to provide a CD&A in our 2010 proxy statement, and the same level of disclosure you have requested may not be required pursuant to 12 C.F.R. 229.402(o). Consequently, our response is limited to answering your inquiries and is not necessarily indicative of the disclosure we will make in future filings. For the same reason, we also may determine not to provide all of the additional disclosure provided in our June 22, 2009 responses to your June 1, 2009 comment letter in our future filings.

Definitive Proxy Statement

Short-Term Incentive Compensation, page 9

1.
We note your response to comment 10 in our letter dated June 1, 2009. For each named executive officer please quantify for us, with a view towards future disclosure, the measurable business metrics linked to your performance that was used by the CEO and the Committee in the determination of the 2008 awards.  Please also clarify the following in your response:

•
Explain in greater detail (and quantify) how you calculated the applicable unit’s incentive pool by an amount equal to 10% of the unit’s operating income in excess of a threshold of 10% return on average shareholders’ equity employed in that business unit.

Response: The calculation of the incentive pool from which Mr. Boling received his 2008 incentive compensation is as follows:

Average shareholder's equity for Bristol Metals	$49,068,186
10%
Calculation of 10% threshold	4,906,819
Operating income of Bristol Metals for 2008	9,763,421
Operating income less 10% SHE threshold	4,856,602
10%
Incentive pool	$485,660

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•	Explain how you determined to award Mr. Boling 45.5% of the Metals Segment’s incentive pool.

Response: The calculation of the percentages used to generate Mr. Boling’s 2008 incentive compensation is as follows:

Mandatory payment as a named participant	18.7%	$ 91,061
Discretionary payment as a named participant	10.0%	$ 48,566
Discretionary payment from remaining pool	16.8%	$ 81,542
Total bonus paid to Boling	45.5%	$ 221,169

The mandatory payment is determined by taking Mr. Boling’s base salary as a percentage of the total base salaries of the named participants and multiplying the percentage by 60% of the incentive pool as required by the incentive program. The first discretionary payment is subjectively chosen by the CEO but cannot be greater than 10% of the incentive pool. This discretionary payment can only be made to one or more of the named participants in the incentive program as required by the incentive program. The second discretionary payment is also subjectively chosen by the CEO and is equal to the remaining 30% of the incentive pool. This discretionary payment can be paid to any of the employees in the operating unit. The two discretionary payments subjectively chosen by the CEO are also approved by the Compensation Committee.

•
For Mr. Braam, explain in greater detail how his bonus was calculated (i.e., describe how you calculated 5% of net earnings before income taxes in excess of 10% of average stockholders’ equity and quantify these amounts).

Response: The calculation of the incentive paid to Mr. Braam is as follows:

Average shareholders' equity	$61,233,112
10%
Calculation of 10% threshold	6,123,311
Operating income before income taxes	9,440,771
Operating income less 10% SHE threshold	3,317,460
Contractual percentage	5%
Incentive	$165,873

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•
Describe in greater detail the various considerations, including the Company’s financial results, compensation of other executive officers and an evaluation of their job performance used to calculate the discretionary cash bonuses paid to Mr. Bowie and Ms. Carter.

Response:  During the calendar year 2008, Synalloy was engaged in a number of projects which the Board considered as strategic, and which required initiative from the CFO and Secretary to advance.  These projects included the installation of a common Information Technology System across all business units, a review and evaluation of employee benefits and programs, and other projects.  The cash bonuses paid to Ms. Carter and Mr. Bowie were in recognition of their efforts in these and other areas.

Long-Term Incentive Compensation, page 10

2.
We note your response to comment 11 in our letter dated June 1, 2009. Please tell us, with a view toward future disclosure, how you determined the $400,000 value of the stock available to be awarded for performance for the 2008 awards.

Response:  The granting of awards under the 2005 Stock Awards Plan begins with a determination by the Chief Executive Officer and the Compensation & Long-Term Incentive Committee of the dollar value of the stock available to be awarded for performance in a given year. In 2006, the Committee arbitrarily chose 45,000 shares at the beginning of the Plan year which resulted in a potential cost (targeted dollar value) of $1,125,000, based on a share price of $25.00, which the Committee felt was excessive and not in line with the intended annual cost of the Plan. The Committee then decided to establish a maximum annual cost for the targeted dollar value more in line with the Committee’s intentions. As a result the Committee chose $400,000 as the annual targeted dollar value of the stock to be awarded each year. The Shareholder approved Plan allows for the Committee to select a targeted dollar value at its discretion and the $400,000 amount was decided on as providing significant potential rewards for the recipients without materially impacting the number of shares outstanding or the shareholders equity of the Company.

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We acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory M. Bowie

Gregory M. Bowie
Chief Financial Officer and
Principal Accounting Officer

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